As filed with the Securities and Exchange Commission on February 3, 2004.

                                                      Registration No. 333-13578
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                                 KT Corporation
                    (formerly known as "Korea Telecom Corp.")
                   (Translation of issuer's name into English)

                                 --------------

                              The Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                       ----------------------------------

                      Korea Exchange Bank, New York Branch
                                 460 Park Avenue
                            New York, New York 10022
                                     U.S.A.
                                 (212) 838-4949
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

      Douglas W. Jones, Esq.                        Herman Raspe, Esq.
Milbank, Tweed, Hadley & McCloy LLP        Patterson, Belknap, Webb & Tyler LLP
     One Chase Manhattan Plaza                 1133 Avenue of the Americas
     New York, New York 10005                   New York, New York 10036
              USA                                         USA
          212-530-5000                                212-336-2000

It is proposed that this filing become effective under Rule 466:
|_|   immediately upon filing
|_|   on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: |X|

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
                                                                  Proposed
                                                                  Maximum              Proposed Maximum     Amount of
        Title of Each Class                  Amount to be         Aggregate Price      Aggregate Offering   Registration
   Of Securities to be Registered            Registered           Per Unit (1)         Price (2)            Fee
------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each             N/A                  N/A                  N/A                  N/A
representing one-half of one share of
common stock, par value Won 5,000 per
share ("Common Stock"), of KT Corporation
------------------------------------------------------------------------------------------------------------------------

(1) For purposes of this table only, the term unit is defined as 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing such American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Form F-6 registration statement and is incorporated herein by reference.

This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.    Name of Depositary and address of its principal              Face of Receipt - introductory article
      executive office

2.    Title of Receipts and identity of deposited                  Face of Receipt - top center
      securities

Terms of Deposit:

      (i)    The amount of deposited securities represented        Face of Receipt - upper right corner
             by one American Depositary Share

      (ii)   The procedure for voting, if any, the deposited       Paragraph (14)
             securities

      (iii)  The collection and distribution of dividends          Paragraph (12)

      (iv)   The transmission of notices, reports and proxy        Paragraph (14) and (16)
             soliciting material

      (v)    The sale or exercise of rights                        Paragraph (12)

      (vi)   The deposit or sale of securities resulting from      Paragraphs (12) and (15)
             dividends, splits or plans of reorganization

      (vii)  Amendment, extension or termination of the            Paragraphs (21) and (22)
             deposit agreement

      (viii) Rights of holders of Receipts to inspect the          Paragraph (16)
             transfer books of the Depositary and the list of
             holders of Receipts

      (ix)   Restrictions upon the right to deposit or withdraw    Paragraphs (2) and (4)
             the underlying securities

      (x)    Limitation upon the liability of the Depositary       Paragraph (18)

3.    Fees and charges which may be imposed directly               Paragraph (7)
      or indirectly on holders of Receipts


Item 2. AVAILABLE INFORMATION                                      Paragraph (11)

            KT Corporation (formerly known as "Korea Telecom Corp.") (the "Company") will, upon the effectiveness of this Post-Effective Amendment No. 1 to F-6 Registration Statement, be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., (Room 1024), Washington D.C. 20549, at certain regional offices of the Commission, and at the principal office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Deposit Agreement, dated as of May 25, 1999, by and among the Company, Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement"). - Filed herewith as Exhibit (a)(i).

            (a)(ii) Form of Amendment No. 1 to the Deposit Agreement, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depository Shares evidenced by the American Depositary Receipts issued thereunder - Filed herewith as Exhibit (a)(ii).

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - None.

            (c) Opinion of counsel for the Depositary as to the legality of the securities to be registered. - Previously filed as Exhibit (c) to the Registration Statement on Form F-6 (Reg. No. 333-10330), filed with the Commission on May 7, 1999.

            (d) Certificate under Rule 466. - None.

Item 4. UNDERTAKINGS

            (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, to be amended by Amendment No. 1 to the Deposit Agreement, by and among KT Corporation (formerly known as "Korea Telecom Corp."), Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of February, 2004.

                                      Legal entity created by the Deposit
                                      Agreement, as amended, for the issuance of American Depositary Receipts, evidencing American Depositary Shares, each representing one-half of one share of common stock, of KT Corporation.

                                      CITIBANK, N.A., solely in its capacity as Depositary


                                      By: /s/ ST Yang
                                          --------------------------------------
                                          Name: ST Yang
                                          Title: Vice President

            Pursuant to the requirements of the Securities Act of 1933, as amended, KT Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Seoul, the Republic of Korea on this 3rd day of February, 2004.

                                KT CORPORATION


                                By: /s/ Yong Kyung Lee
                                    --------------------------------------
                                    Name: Yong Kyung Lee
                                    Title: President and Chief Executive Officer

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the following capacities on February 3, 2004.

             Signature                                                         Title
             ---------                                                         -----
/s/ Yong Kyung Lee                                            Standing Director, President and Chief
--------------------------------------                        Executive Officer
Yong Kyung Lee


/s/ Hi Chang Roh                                              Senior Vice President and Chief Planning
--------------------------------------                        & Coordination Officer
Hi Chang Roh


/s/ Jeong Soo Suh                                             Senior Vice President and Chief Financial Officer
--------------------------------------
Jeong Soo Suh


/s/ Ki Yeoul Kim                                              Senior Vice President and Chief Audit officer
--------------------------------------
Ki Yeoul Kim


/s/ Sang Hoon Lee                                             Standing Director, Executive Vice President
--------------------------------------
Sang Hoon Lee


/s/ Woo Sik Kim                                               Standing Director, Executive Vice President
--------------------------------------
Woo Sik Kim


/s/ Sung Deuk Park                                            Outside Director
--------------------------------------
Sung Deuk Park


/s/ Chu Hwan Yim                                              Outside Director
--------------------------------------
Chu Hwan Yim


/s/ Kook Hyun Moon                                            Outside Director
--------------------------------------
Kook Hyun Moon


/s/ Stuart B. Solomon                                         Outside Director
--------------------------------------
Stuart B. Solomon


/s/ Hyun Joon Chang                                           Outside Director
--------------------------------------
Hyun Joon Chang


/s/ Jong Sang Kim                                             Outside Director
--------------------------------------
Jong Sang Kim


/s/ Do Whan Kim                                              Outside Director
--------------------------------------
Do Whan Kim

                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF
                                 KT CORPORATION

            Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of KT Corporation has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on the 3rd day of February, 2004.


                                      By: /s/ Choon Hong Choi
                                          --------------------------------------
                                          Name: Choon Hong Choi
                                          Title: President (KT America, Inc.)

                                Index to Exhibits

                                                                   Sequentially
Exhibit      Document                                              Numbered Page
-------      --------                                              -------------

(a)(i)       Deposit Agreement, dated as of May 25, 1999

(a)(ii) Form of Amendment No. 1 to the Deposit Agreement, by and among the Company, Citibank, N.A. as depositary, and all Holders and Beneficial owners of American Depositary Shares